UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.
Publicly-Held Corporation
CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil (VIVO) & TIM Infrastructure Sharing and Other Projects’ MOU

Telefônica Brasil S.A. (“Company”) (B3: VIVT3 / VIVT4; NYSE: VIV), in compliance with Article 157 of Law No 6,404 and the provisions of CVM Instruction No 358, hereby informs its shareholders, the market in general and other interested parties that:

Telefônica Brasil S.A. and TIM S.A., wholly owned subsidiary of TIM Participações S.A., together so called “Companies”, have signed, on this date, a memorandum of understanding (“MOU”) which aims to initiate discussions regarding:

i.	2G network sharing in a Single Grid Model;
ii.

Establishment of new sharing agreement concerning 4G network infrastructure in 700MHz band. At this moment, the parties intend to limit the discussions to cities with less than 30 thousand inhabitants, which can be later expanded to larger cities;

iii.	Other opportunities of network sharing in other frequencies and technologies; and
iv.	Other efficiency and cost reduction opportunities regarding network operations and maintenance.

The Companies highlight the benefits that can arise from these discussions regarding the improvement in quality of service for clients of both operators, as well as the efficiency in investment allocation and operational costs. No less important, sharing initiatives are in line with the challenges of sustainability (energy conscious use), urbanism (optimization of the use of public spaces) and have been successful in several countries, including Brazil.

The parties ratify that they will preserve their commercial and client management independence, regardless of any agreement that may result from those discussions. This MOU does not create a joint venture or any commercial partnership or formal business relationship, nor does it create or imply any exclusive relationship between the parties.

The Company reiterates its commitment to keep the shareholders and the market in general duly informed, pursuant to regulations in force.

São Paulo, July 23, 2019.

David Melcon Sanchez-Friera
CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations
Phone: +55 11 3430 3687
Email: ir.br@telefonica.com
www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 23, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director